2 MAY 2008

VIA EDGAR

David R. Humphrey
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Century Casinos, Inc. (File No. 000-22900)
Form 10-K for the year ended December 31, 2007

Dear Mr. Humphrey:

On behalf of Century Casinos, Inc. (“Century Casinos” or the “Company”), the following responses are provided to the comments submitted to Century Casinos by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 21, 2008 (the “Letter”) relating to Century Casinos’ Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). The responses are keyed to the numbering of the comments in the Letter which are restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis

Executive Overview, page 25

1.
We have reviewed your response to our prior comment 2 and note that you indicate, because of the de minimis amount, you do not anticipate recording the effects of the barter transaction with NCRS. We direct your attention to SAB Topic 1.M.2, footnote 51. Please confirm to us that you intend to record the effects of this transaction, even if the financial statement impact is not material, rather than omitting the recording of this quantifiable transaction.

Response:  In response to the Staff’s comment, we confirm that we are recording the effects of this transaction in accordance with SAB Topic 1.M.2, footnote 51. For the three months ended March 31, 2008, we recorded approximately $2,000 (ZAR 15,000) of revenue and expense related to this transaction.

2.
As a related matter, you indicate that the fair value of the property is $7,700 per year. Please tell us the carrying value of that space and the size of any related impairment loss that would be recognized, if applicable.

Response:  In response to the Staff’s comment, the size of the space being occupied is approximately 315 square feet. Our property in Newcastle is approximately 91,500 square feet. The space being occupied is less than 1% of our property. Based on the size of this space, management determined that we could lease this property for approximately $700 (ZAR 5,000) per month or the equivalent of $27 per square foot per year.

We note that our property had a book value of $11.5 million at December 31, 2007, which management believes approximates fair value since it is new construction.

Pursuant to the terms of a five-year agreement entered into between us and the radio station, the radio station will advertise our casino at least twice per hour. In addition, we will be able to utilize 15 hours per month for additional broadcasting rights. Based on the NCRS’ current rate structure, this could equate to approximately $13,000 (ZAR 90,000) per month.

As we are receiving a higher value for the radio services than what the property can be estimated to be worth (either through a lease or purchase), we do not anticipate recording an impairment loss on the transaction.

Note 4. Equity Investment in Unconsolidated Subsidiary, page F-18

3.
We have reviewed your response to our prior comment 5. To facilitate our understanding of the transaction, please also reconcile your 33.3% equity interest in CPL at December 31, 2007 in the amount of $11,974,000 with your share of the CPL’s total net assets of $4.6 million (i.e., CPL’s current and noncurrent assets less its current and noncurrent liabilities, as shown in the summarized financial information on page F-19). Please explain how you are accounting for the difference. Tell us the consideration given to impairment of this investment and advise if the difference is also due to quantitative factors, such as foreign currency translation or revaluation adjustments. For guidance , we refer you to APB No. 18, paragraphs 19(h)&(n) and 20(a)(3).

Response:  In response to the Staff’s comment, the following table summarizes our equity investment in CPL:

		Exchange
	PLN	Rate	USD
Investment
Equity	2,319,139	3.1794	729,427
Goodwill (a)	24,722,924	3.1794	7,775,928
Initial investment	27,042,063	3.1794	8,505,355
Additional purchase adjustments (b)	682,673	2.8857	236,573
Total investment	27,724,736		8,741,928
Equity earnings	1,431,954	2.5450	562,657
Revaluation for exchange rate			2,669,880
Investment balance-December 31, 2007	29,156,690	2.4350	11,974,465
(a) The value of the goodwill at the exchange rate on December 31, 2007 is $10,433,510.
(b) The equity investment disclosure in the 2007 Form 10-K did not include additional legal costs incurred in connection with the investment.

The following table reconciles the investment to the pro forma balance sheet information for CPL as of December 31, 2007:

Equity investment	2,319,139
Equity earnings	1,431,954
Subtotal	3,751,093
x3
CPL’s total equity in PLN	11,253,279
Exchange rate	2.4350
Total Equity in USD	4,621,470

As indicated on page 41 of the 2007 Form 10-K under “Critical Accounting Estimates,” we test our equity investment annually or more frequently if an event occurs or circumstances change that may reduce the fair value of the asset below its carrying value (in accordance with guidance put forth by paragraphs 19(h) and 19(n) of APB No. 18). We tested our investment in CPL for impairment as of December 31, 2007 and determined that there was no impairment at that time. We will add further disclosure of this testing to our financial statements under Item 8 in future filings.

In accordance with paragraph 20(a)(3) of APB No. 18, we will in future filings indicate the amount of our equity investment that is attributable to goodwill.

4.
Reference is made to your response to our prior comment 6. On the basis of the information you have provided, we are not persuaded that your current presentation is appropriate in these circumstances. Although management believes that CPL’s operations are “similar to” yours, we note some important differences. Specifically, unlike your other operations described in your response to prior comment 1, you do not appear to manage the day to day operations of CPL or to “manage all financial reporting and financing activities” for that entity. You also hold just 33.3% of CPL as previously stated. Accordingly, we continue to believe that earnings from this investment should be reported in the statements of earnings in a single line item located below the subtotal “Earnings from Operations.” Please revise accordingly. Alternatively, please provide additional support for your current presentation. We may have further comments upon review of your response.

Response:  In response to the Staff’s comment, we believe that the earnings from CPL should be reported above the subtotal “Earnings from Operations” based on the following:

Ownership History:

The ownership structure in Casinos Poland has not changed since 1999. Since then the shareholders of Casinos Poland have been “G5” (33.3%), “PPL”, the Polish Airports, a state owned company (33.3%) and “LOT”, the Polish Airline, a joint stock company (33.3%).  G5 was established in 1999 through a management buy out. Until the acquisition of G5 by Century Casinos in early 2007, the owners of G5 filled the positions of the top management of Casinos Poland (two management board members as well as the company lawyer who was also the proxy holder of the company). Century Casinos has replaced the gaming experience and leadership that was previously supplied by the owners of G5.  The other shareholders have no experience in the gaming business and were never directly involved in the casino business. Their core businesses are completely different and they treat Casinos Poland as a passive investment.

When G5 was purchased by Century Casinos, we took over the positions of the former owners of G5. In late 2007, all the former owners of G5 resigned from their positions in Casinos Poland or were replaced.

Management and Decision Making in Casinos Poland:

At Casinos Poland, decision making is concentrated in the management board that consists of three persons. According to the company deed, all material decisions must be taken unanimously by the management board. The chairman was hired by Century Casinos in late 2006 and has over 30 years experience in the gaming business. Until his appointment, he was employed within the Century group. He has been appointed for an indefinite period of time and can not be recalled from this position without our consent. No material decisions can be made without our knowledge and without the consent of our representative. The chairman works closely with Century Casinos and receives our full backing in material decisions, if necessary. As he is the only board member with experience in the gaming industry, he is leading the other board members with respect to operations and decisions. Material day to day decisions are also made or monitored by our representative.

The cooperation between Casinos Poland and Century Casinos is obvious from the material improvement of the financial results in the past few months. Some examples that highlight the synergies taking place include the following:

-	We are sending people to the properties of Casinos Poland to analyze potential improvement opportunities.
-	Casinos Poland is receiving increased discounts from suppliers due to Century Casinos’s better market position.
-	We are offering Casinos Poland’s employees positions on our cruise ship casinos.
-	Staff personnel recommended by us are being hired by Casinos Poland.
-	Both Century Casinos and Casinos Poland benefit from the close cooperation.

Supervisory board:

The supervisory board currently consists of three persons and is chaired by an employee of Century Casinos Europe who also serves as the assistant to the Chairman of Century Casinos.  The supervisory board is obliged to observe all business activities of Casinos Poland and has access to all company data. The supervisory board is reviewing all financial data and can make recommendations in Casinos Poland matters that are decided by the shareholders.  The chairman of Casinos Poland’s supervisory board can not be replaced without our consent.

Additional control rights:

We chair both the decision making as well as the supervising body in Casinos Poland’s organizational structure. No material decisions can be made without our consent and we are the only shareholder with experience and synergies in the gaming industry. We also have the right to approve any transfer of shares in Casinos Poland, and can therefore ensure that no other casino operator can gain ownership in Casinos Poland.

Branding of Casinos Poland:

Even though Casinos Poland still trades under its original name, the connection between Century Casinos and Casinos Poland is demonstrated by 1) the link to Casinos Poland website from Century Casinos website and 2) the Casinos Poland website displays the Century Casinos logo in the banner and Century Casinos is also identified in the “Company” description on the Casinos Poland website.

There are no plans to change the existing Casinos Poland brand due to the fact that Casinos Poland is the market leader in Poland with more than 50% market share on the live game casino market.  In our opinion “Casinos Poland” is currently the strongest brand in the Polish Casino market.

Political environment:

Up until 1989, Poland was a communist state. Since 1989, it has been a democratic state. Poland's first free parliamentary elections were held in 1991, and since this time has conducted six general parliamentary elections and four presidential elections. In early 2002, the Polish government announced a new set of economic reforms known as the Hausner Plan, which acknowledged the need to improve Poland's investment climate, particularly the conditions for small and medium-sized enterprises, and better prepare the economy to compete as a European Union member.  Poland joined the European Union in 2004 and maintains the same legal standards as other member states such as Great Britain, France or Germany. Poland has a high standard legal protection system ranging up to the European Court of Justice. Even if the inhabitants of Poland were to elect a communist government, they could not socialize Casinos Poland as this is forbidden by regulations of the European Union. An exit from joining the European Union is legally not possible and moreover economically detrimental. Management does not believe the threat of communism will affect our influence at Casinos Poland.

In summary, we believe that Casinos Poland is not a passive investment for Century Casinos.  Via our representation on the boards and our ability to control who is an investor in Casinos Poland, we believe that we have significant influence over the operations of Casinos Poland.

* * *

In connection with responding to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned or Ray Sienko, Chief Accounting Officer, at (719) 527-8300.

Very truly yours,

/s/ Larry Hannappel
Larry Hannappel
Senior Vice President, Principal Financial Officer &
Chief Operating Officer – North America